EXHIBIT

PRESS RELEASE

For Immediate Release
24 January 2005

Contact:
Media Inquiries
Laura Fay 617.210.3867
lfay@evergreeninvestments.com

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Evergreen Investments


EVERGREEN INVESTMENTS ANNOUCES EXPIRATION AND PRELIMINARY RESULTS OF TENDER
OFFER

BOSTON - Evergreen Utilities and High Income Fund (AMEX:ERH), a non-diversified closed-end equity and high yield bond fund, announced today its tender offer for up to 5% or 575,250, in the aggregate, of its issued and outstanding common shares, expired today at 5:00 p.m ET. Shareholders who participated in the tender offer will receive the net asset value of the fund shares as calculated on January 25, 2005.

Based upon current information, approximately 3,800,967 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholders is estimated to be 15% of the shares properly tendered (except those shareholders holding 99 shares or less, in which case all of their shares will be purchased if properly tendered). These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on January 27, 2005 of 575,250 shares properly tendered and that payment for such shares will be made on or about January 27, 2005. The purchase price of properly tendered shares is equal to the net asset value per share determined as of the close of the regular trading session on the New York Stock Exchange on January 25, 2005.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The fund's primary investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income.

Investments in the fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

Please contact EquiServe Trust Company, N.A., the fund's information agent, at 888-396-7866 for more information.

About Evergreen Investments
Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages $247 billion in assets (as of December 31, 2004). For more information on Evergreen, please visit www.evergreeninvestments.com.